Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com

October 28, 2014

VIA EDGAR TRANSMISSION

Mr. Edward Bartz
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FEG Absolute Access TEI Fund LLC (the “Fund” or the “Registrant”)
(1940 Act Registration No. 811-22527)

Dear Mr. Bartz:

Set forth below are our responses to the comments that you provided on the Fund’s preliminary proxy statement filed on October 20, 2014 (the “Proxy Statement”). Page references are to the Proxy Statement as filed with the Commission on October 20, 2014.

1.	Comment: In the “Notice to Members,” specify the source of the Fund’s prospective exemptive relief.

Response: The Registrant will specify that the requested relief is to be granted by the Securities and Exchange Commission.

2.	Comment: Please state that there is no assurance that the Fund will receive the requested exemptive relief.

Response: The Registrant will make this change.

3.	Comment: Please describe the changes that will be implemented if the Members approve the proposal but the Registrant’s application for exemptive relief is denied.

Response: The Registrant will add this disclosure.

Mr. Edward Bartz
October 28, 2014

4.
Comment: In presenting the proposal(s) for Members to vote on, separate the Fund’s election to be classified, for purposes of U.S. federal income tax, as a corporation that elects to be treated as a regulated investment company from the proposal to permit the creation of multiple classes of Units. If such a separation into separate proposals is not possible, please provide an explanation.

Response: The proposed second amended and restated limited liability company operating agreement is appropriate to be presented to the Fund’s Members as a single proposal because the Members are being asked to approve the second amended and restated limited liability company operating agreement in its entirety.

5.	Comment: In the description of the Record Date, include the number of Units of the Fund outstanding as of the Record Date.

Response: The Registrant will add the requested disclosure.

6.	Comment: Under “Other Information – Vote Required,” disclose the role of abstentions on the voting results.

Response: The Registrant will add the requested disclosure.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3328 or, in my absence, to Joshua Deringer at (215) 988-2959.

Very truly yours,

/s/ Andrew E. Seaberg
Andrew E. Seaberg

cc:	Joshua Deringer, Esq.
Ryan Wheeler